Buda Juice, LLC

4030 Black Gold Drive

Dallas, Texas 75247

December 17, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick, Anne Parker, Jeff Gordon, and Kevin Woody

Re:	Buda Juice, LLC Amendment No. 5 to Registration Statement on Form S-1 filed December 12, 2025 File No. 333-289874

Ladies and Gentlemen:

By letter dated December 16, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Buda Juice, LLC (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 5 to Registration Statement on Form S-1, submitted to the Commission on December 12, 2025. We are in receipt of your letter and we respectfully set forth below our response to your comments. For your convenience, the comment is listed below, followed by the Company’s response.

Amendment No. 5 to Registration Statement on Form S-1

Risk Factors

Risks Relating to This Offering

Our Certificate of Incorporation contains an exclusive forum provision for certain claims...,

1.	We note your revisions in response to prior comment 1 and reissue in part. Please address the part of that comment that requests disclosure of the risks related to increased costs to bring a claim. We also note disclosure here that the exclusive forum provision does not apply to actions arising under the Exchange Act or Securities Act and on page 69 that your Certificate of Incorporation “provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” However, these provisions do not appear in your Certificate of Incorporation. Please reconcile your disclosures or as appropriate revise your governing documents to clearly state that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act.

Response: We have revised the risk factor titled “Our Certificate of Incorporation contains an exclusive forum provision for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees” on page 31 to disclose the risks related to increased costs to bring a claim.

December 17, 2025

We have revised our Certificate of Incorporation and bylaws and refiled them as exhibits 3.2 and 3.3, respectively, to state that that unless consented in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and Exchange Act.

Principal Stockholders, page 65

2.	We note your revisions in response to prior comment 5 and reissue in part. Please tell us how you calculated the total in the “All directors and executive officers as a group” row under the “Beneficial Ownership After the Offering Common Stock” column. In this regard, it appears that Horatio Lonsdale-Hands’s beneficial ownership should reflect the Stock Redemption of 500,000 shares per footnote (5). However, the difference between the “Beneficial Ownership Before the Offering Common Stock” and “Beneficial Ownership After the Offering Common Stock” columns is 666,667, instead of 500,000.

Response: We have revised the “Principal Stockholders” table on page 65 to correct the “Beneficial Ownership After the Offering – Common Stock” column for Horatio Lonsdale-Hands so that it reflects the Stock Redemption of 500,000 shares described in footnote (5). As revised, the difference between Mr. Lonsdale-Hands’s beneficial ownership before and after the offering is 500,000 shares, and the “All directors and executive officers as a group” row has been updated accordingly.

3.	We note that Marie Quintana will beneficially own 33,333 shares of the Company while none of the other directors’ beneficial ownership will increase after the offering. We also note the disclosure on page 63 that the Company will be compensating its non-employee directors with equity awards upon completion of the Company’s listing on NYSE. With a view toward disclosure, please explain each directors’ beneficial ownership after the offering to reconcile with the director compensation disclosure on page 63. As applicable, please also revise to elaborate on any compensatory plan, contract or arrangement with Ms. Quintana here and in the Executive and Director Compensation section, and file the compensatory plan, contract or arrangement pursuant to Item 601(b)(10) of Regulation S-K and update the exhibit index.

Response: We have revised the “Principal Stockholders” table on page 65 and the related footnotes to clarify that the amounts shown in the “Beneficial Ownership After the Offering – Common Stock” column for each non-employee director include the equity awards that the Company expects to grant to such directors upon completion of the Company’s listing on NYSE American, as described under “Director Compensation” on page 63.

With respect to Ms. Quintana, we have revised the disclosure to clarify that her beneficial ownership after the offering includes the equity award she will receive in connection with her service as a director. Ms. Quintana does not have a separate compensatory agreement with the Company.

December 17, 2025

Part II Information Note Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1 Opinion of Lucosky Brookman LLP, page II-2

4.	We note that you revised your opinion to cover 266,667 Representatives’ Warrants and Representatives’ Warrant Shares from the prior 306,667. Please revise Exhibit 5.1 to cover the over-allotment option for the Representatives’ Warrants and Representatives’ Warrant Shares.

Response: We have revised Exhibit 5.1 to cover the over-allotment option for the Representatives’ Warrants and Representatives’ Warrant Shares.

General

5.	Please revise disclosures throughout the filing to update and/or reconcile apparent inconsistencies, including the following:

●	We note your revisions to prior comment 10 and reissue in part. Reconcile references to “articles of incorporation and bylaws” and “certificate of incorporation and bylaws” to clarify if these titles refer to the same documents. Refer to pages 29, 66 and II-2.

●	Refer to your footnote † on page II-2 regarding certain redactions. We note that none of the exhibits in the exhibit index is marked with footnote † and those redactions do not appear in the filed exhibits. Please advise or revise.

Response: We have revised all references to “articles of incorporation and bylaws” to “certificate of incorporation and bylaws” throughout the document and removed footnote † on page II-2 regarding certain redactions.

Thank you for the opportunity to respond to your comment. If you have additional questions or comments, please contact the undersigned at horatio@budajuice.com or (214) 724-9999.

Very truly yours,

/s/ Horatio Lonsdale-Hands
Horatio Lonsdale-Hands
Chief Executive Officer